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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. Three)*

                         Stratford American Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   86279E 10 2
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                                 (CUSIP Number)

                    Mel L. Shultz, JDMD Investments, L.L.C.,
     2400 E. Arizona Biltmore Circle, Bldg. 2, Suite 1270, Phoenix, AZ 85016
                                 (602) 956-7809
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 11, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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
CUSIP No. 86279E 10 2
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     JDMD Investments, L.L.C. (formerly JDMK Investments, L.L.C.)
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [ ] (b)
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3.   SEC Use Only


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4.   Source of Funds (See Instructions)

     OO
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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

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6.   Citizenship or Place of Organization

     Arizona
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Number of       7.  Sole Voting Power
Shares
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                2,819,523
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power

                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    2,819,523
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,819,523
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

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13.  Percent of Class Represented by Amount in Row (11)

     28%
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14.  Type of Reporting Person (See Instructions)

     OO (limited liability company)
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
ITEM 1. Security and Issuer

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

ITEM 2. Identity and Background

The name of the person filing this statement is JDMD Investments, L.L.C. ("JDMD"), which was formerly known as JDMK Investments, L.L.C. The state of its organization is Arizona. JDMD's principal business is (i) making investments in businesses, companies, and properties by means of acquisitions of stock, partnership interests, limited liability company memberships, and direct acquisitions of property and assets, and (ii) holding and managing such investments. The address of its principal business is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

During the last five years, neither JDMD nor any of the Members (as defined below) has been convicted in a criminal proceeding. During the last five years, neither JDMD nor any of the Members has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The members (the "Members") of JDMD are Dale M. Jensen, Mel L. Shultz, the Eaton Family Trust ( of which David H. Eaton and Carol E. Eaton are trustees) and Gerald J. Colangelo and their residence or business addresses are, respectively:
26796 N. 98th Way, Scottsdale, Arizona 85255; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016; and 201 East Jefferson Street, Phoenix, Arizona 85004. Mr. Jensen acquired the interest of a prior member of JDMD, and the name was changed from JDMK to JDMD, on July 2, 1997.

The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Members is as follows:

     (1) Mr. Jensen's principal occupation is investing for his own account out of his home and not for any organization. The address out of which Mr. Jensen conducts such employment is 26796 N. 98th Way, Scottsdale, Arizona 85255.

     (2) Mr. Shultz's principal occupation is serving as President of the issuer. The issuer currently has no significant operations and the address of the issuer at which Mr. Shultz conducts his principal occupation is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

     (3) Mr. Eaton's principal occupation is serving as Chairman of the Board and Chief Executive Officer of the issuer. The issuer currently has no significant operations and the address at which Mr. Eaton conducts his principal occupation is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016. Ms. Eaton is not employed and she resides at 1040 E. Osborn Road, Phoenix, Arizona 85014. The Eaton Family Trust invests for the benefit of its beneficiaries and not for any organization and conducts such activities from 2400 East Arizona, Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

     (4) Mr. Colangelo's principal occupation is serving as Chief Executive Officer of the Phoenix Suns. The principal business of the Phoenix Suns is as a member team of the National Basketball Association and the address of the Phoenix Suns at which Mr. Colangelo conducts his principal occupation is 201 East Jefferson Street, Phoenix, Arizona 85004.

Each of the Members is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

The consideration of JDMD for the purchase of 1,200,000 shares of the issuer's Common Stock was for its agreement to gurantee payment of non-recourse exceptions or carve outs on a first mortgage related to the purchase of real property, the guranty of 50% of a $2.5 million bank loan, the assignment of all its interests in finding and negotiating the purchase of certain real property, and the mortgage loan and other financing involved in the purchase of certain real property. Such consideration is valued at $300,000.

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
ITEM 4. Purpose of Transaction

JDMD and each of the Members acquired the securities for investment. Neither JDMD nor any of the Members has any plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

     (a) JDMD beneficially owns 2,819,523 shares, or approximately 28%, of the issuer's Common Stock. Each of the Members beneficially owns 25% of such shares, or approximately 7% of the issuer's Common Stock. Mr. Shultz beneficially owns an additional 165,000 shares, or approximately an additional 1.6%, of the issuer's Common Stock. The Eaton Family Trust beneficially owns an additional 65,000 shares, or approximately an additional .6%, of the issuer's Common Stock. Mr. Eaton beneficially owns an additional 165,000 shares, or approximately an additional 1.6% of the issuer's Common Stock.

     (b) JDMD shares the power to vote or to direct the vote of 2,819,523 shares and shares the power to dispose or to direct the disposition of 2,819,523 shares with the Members. David H. Eaton and Carol E. Eaton share the power to vote or to direct the vote of an additional 65,000 shares and share the power to dispose or to direct the disposition of such additional 65,000 shares beneficially owned by the Eaton Family Trust. Mel L. Shultz has sole power to vote or to direct the vote of an additional 165,000 shares and sole power to dispose or to direct the disposition of such additional 165,000 shares beneficially owned by him. David H. Eaton has sole power to vote or to direct the vote of an additional 165,000 shares and sole power to dispose or to direct the disposition of such additional 165,000 shares beneficially owned by him.

     (c) On December 11, 2003, JDMD was issued 1,200,000 shares of the issuer's Common Stock. The consideration of JDMD for the purchase was for its agreement to guaranty payment of non-recourse exceptions or carve outs on a first mortgage related to the purchase of real property, the guaranty of 50% of a $2.5 million bank loan, the assignment of all its interests in finding and negotiating the purchase of certain real property, and the mortgage loan and other financing involved in the purchase of certain real property. The above described consideration is valued at $300,000, or $.25 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to Be Filed as Exhibits

None.

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
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 14, 2003
                                        ----------------------------------------
                                        Date

                                        JDMD INVESTMENTS, L.L.C., an
                                        Arizona limited liability company


                                        /s/ Mel L. Shultz
                                        ----------------------------------------
                                        Signature

                                        Mel L. Shultz/Member
                                        ----------------------------------------
                                        Name/Title

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